

September 29, 2008

<u>Via Facsimile (214) 745-5390 and U.S. Mail</u>

Christopher D. Williams, Esq.
Winstead PC
5400 Renaissance Tower
1201 Elm Street
Dallas, TX 75270

> **Re: Tandy Brands Accessories, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed September 25, 2008**
> **File No. 000-18927**

Dear Mr. Williams:

We have reviewed your filing and have the following comments.

1.   You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please provide us support for the disclosure under the heading "Don't Let Nick Levis Derail The Company's Plan."

<u>Closing Comments</u>

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions